

March 25, 2014

Via E-mail
Ross J. Crane
Executive Vice President and Chief Financial Officer
Nexeo Solutions Holdings, LLC
3 Waterway Square Place
Suite 1000
The Woodlands, TX 77380

> **Re:** **Nexeo Solutions Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 16, 2013**
> **File No. 333-179870-02**

Dear Mr. Crane:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 13
Our international sales and operations require access to international markets and subject to applicable laws relating to trade, export and import controls and economic sanctions ..., page 22

1. You include disclosure about U.S. sanctions against Cuba, a country designated by the State Department as a state sponsor of terrorism and subject to U.S. asset and export controls. You disclose throughout the Form 10-K that you do business in the Middle East and Africa, regions that include Syria and Sudan. Those countries also are U.S.-designated state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, if any, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.

Your response should describe any services or products you have provided to or received from Cuba, Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Cuba, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

3. We note disclosure on page 12 about anti-terrorism facility standards for certain high risk chemical facilities, and we note that certain alcohols, glycols, hydrocarbons and ketones are listed on the Department of Commerce's Commerce Control List because of anti-terrorism and/or national security reasons. Please tell us whether any contacts with Cuba, Syria and Sudan involve products or components that are dual use or have military applications.

4. You state that you have not experienced penalties from the violation of export and sanctions laws that have materially impacted results of operations or cash flows in any of the periods presented in the Form 10-K. This statement implies that you may have experienced penalties from violations of these laws that did not materially impact your results of operations. Please clarify for us whether you have been subject to such penalties or otherwise have been found to have violated such laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Gabriella Garcia
       Assistant Controller

       Pamela Long
       Assistant Director
       Division of Corporation Finance